EXHIBIT 99.3

Ausenco Services Pty Ltd ABN 82 011 057 837 Level 2 44 St Georges Terrace Perth WA 6000 Australia T +61 8 6104 8000 F +61 8 6104 8001 W www.ausenco.com

CONSENT OF QUALIFIED PERSON

I, Stephen La Brooy, consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil” dated November 30, 2020, with an effective date of June 30, 2020 (the "Technical Report") by Equinox Gold Corp. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release of the Company dated November 9, 2020, titled “Equinox Gold Commences Full Construction of Santa Luz Project” (the “News Release”).

I confirm that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of November 2020

Signed by Stephen La Brooy

Stephen La Brooy, FAusIMM